UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

Projects & Processes Office Controlled document. When printed, It may be outdated. Please ensure this is the latest version published on the Intranet. Page. 1/14 Internal Regulation of the Board of Directors of the Corporation of Sendas Distribuidora S.A. Duration: Indeterminate Vigência: Indeterminada This content has been classified as Internal INTERNAL REGULATION OF THE BOARD OF DIRECTORS OF THE CORPORATION OF SENDAS DISTRIBUIDORA S.A. Projects & Processes Office Controlled document. When printed, It may be outdated. Please ensure this is the latest version published on the Intranet. Page. 2/14 Internal Regulation of the Board of Directors of the Corporation of Sendas Distribuidora S.A. Duration: Indeterminate Vigência: Indeterminada This content has been classified as Internal INDEX CHAPTER I ....................................................................................................................... 3 GENERAL PURPOSES ........................................................................................................ 3 CHAPTER II ..................................................................................................................... 3 COMPOSITION OPERATION ................................................................................................ 3 CHAPTER III ..................................................................................................................... 7 MEETINGS OF THE BOARD OF DIRECTORS .......................................................................... 7 CHAPTER IV .................................................................................................................... 9 POWERS, DUTIES AND RESPONSIBILITIES........................................................................... 9 CHAPTER V ....................................................................................................................12 CONFLICTS OF INTERESTS ...............................................................................................12 CHAPTER VI ...................................................................................................................13 GENERAL PROVISIONS ....................................................................................................13 Projects & Processes Office Controlled document. When printed, It may be outdated. Please ensure this is the latest version published on the Intranet. Page. 3/14 Internal Regulation of the Board of Directors of the Corporation of Sendas Distribuidora S.A. Duration: Indeterminate Vigência: Indeterminada This content has been classified as Internal CHAPTER I General Purposes Article 1: This Internal Regulation (the “Regulation”), or charter, has as purpose to set forth the general standards regarding the operation, structure, organization, functions and responsibilities of the Board of Directors of the corporation known as Sendas Distribuidora S.A. (the “Company”), for the purpose of performing its duties as set forth in Brazilian Law No. 6,404/76, as amended (“S.A. Law”) the standards enacted by the Brazilian Securities and Exchange Commission (“CVM”), the listing regulations of the major Brazilian stock exchange known as B3 S.A. - Bolsa, Brasil, Balcão (“B3”), including in the Regulamento do Novo Mercado of B3 (“Novo Mercado Rules”) and the Company's Bylaws. CHAPTER II Composition Operation Article 2: The Company's Board of Directors is composed of at least three (3) and at most seven (7) members, the majority of whom are extern members elected and dismissed by the General Meeting of which at least two (2) or 1/3 (one third), whichever is greater, rounded up if the result generates a fractional number, must be independent directors, as defined in the Novo Mercado Rules, and the characterization of those appointed as independent directors will be resolved at the General Meeting that elects them. They are also considered independent of the member(s) of the Board of Directors elected by means of a faculty provided for in Article 141, §§ 4º and 5º of the Brazilian Corporation Law, in the event of there being a controlling shareholder. Paragraph 1: The unified term of office of the members of the Company's Board of Directors is two (2) years, and the Directors can be reelected. Paragraph 2: The members of the Board of Directors shall take office by undersigning the investiture term drawn up in the Board of Directors' Meetings Minutes Book, which shall provide for that they agree to be subject to the arbitration clause set forth in the Company's Bylaws. Projects & Processes Office Controlled document. When printed, It may be outdated. Please ensure this is the latest version published on the Intranet. Page. 4/14 Internal Regulation of the Board of Directors of the Corporation of Sendas Distribuidora S.A. Duration: Indeterminate Vigência: Indeterminada This content has been classified as Internal Paragraph 3: The term of office of the Company's Board of Directors' members shall remain in force and will be extended until the moment their corresponding successors take office. Article 3: Subject to the provisions of Article 4 below, in case of absence or temporary inability not resulting from a conflict of interests of any Director, the absent Director may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the Director acting as substitute of the absent or temporarily unable Director, in addition to his/her own vote, shall cast the vote of the replaced Director. Sole Paragraph: Except in the case of election of members of the Board of Directors through the multiple voting process, in case any position of Director becomes vacant, the Board of Directors will be responsible to elect a substitute to fill the position on a permanent basis, until the end of the corresponding term of office. In the event of a simultaneous vacancy of most positions in the Board, the General Meeting shall be called to proceed to a new election. Article 4: The Board of Directors shall have a Chairman and one (1) Deputy Chairman. Paragraph 1: The Chairman of the Board of Directors shall be responsible for: I) representing the Board of Directors to calling a Shareholders General Meeting; II) establishing and acting as chair of the Shareholders General Meeting; III) calling, establishing, and presiding over the Board of Directors' meetings; IV) organizing and coordinating, with the support of the Secretary of the Board of Directors, who will exercise the role of governance officer (“Governance Secretary”), the agenda of meetings, after consulting the remaining members of the Board of Directors and, when is necessary, the Chief Executive Officer; V) assuring that the members of the Board of Directors are provided with complete and timely information on the topics contained in the agenda of meetings; VI) representing the Board of Directors in its relationship with the Special Projects & Processes Office Controlled document. When printed, It may be outdated. Please ensure this is the latest version published on the Intranet. Page. 5/14 Internal Regulation of the Board of Directors of the Corporation of Sendas Distribuidora S.A. Duration: Indeterminate Vigência: Indeterminada This content has been classified as Internal Committees (“Committees”), with the Company's Officers and its internal and external auditors, internal committees and bodies, undersigning, whenever necessary, letters, invitations and reports forwarded to them, without prejudice to the direct relationship of Directors and committee members with such bodies; VII) assuring the efficiency and the good performance of the Board of Directors; VIII) proposing to the Board of Directors the appointment of the Governance Secretary, pursuant to the bylaws; and IX) complying with and enforcing this Internal Regulation. Paragraph 2: In case of any impediment or absence of the Chairman of the Board of Directors, such Chairman shall be replaced by the Deputy Chairman of the Board of Directors. Paragraph 3: In case of a vacancy in the position of Chairman, the Deputy Chairman shall immediately assume such position until the end of the mandate or, in a case a Shareholders General Meeting is convened to elect a new Chairman of the Board of Directors, until the new Chairman assumes the position. Paragraph 4: In case of vacancy in the position of Vice-Chairman, the Board of Directors will elect the substitute in accordance with 3° Article, Sole Paragraph above. Paragraph 5: The positions of Chairman of the Board of Directors and of Chief Executive Officer of the Company cannot be held by the same person. Article 5: The General Meeting is responsible for determining the annual global compensation of the members of the Board of Directors and the Board of Executive Officers. The Board of Directors shall decide how such remuneration will be individually distributed to Directors and Officers. Article 6: The Board of Directors shall elect an Governance Secretary. Among other matters that may be determined by the Board of Directors upon the election of the Projects & Processes Office Controlled document. When printed, It may be outdated. Please ensure this is the latest version published on the Intranet. Page. 6/14 Internal Regulation of the Board of Directors of the Corporation of Sendas Distribuidora S.A. Duration: Indeterminate Vigência: Indeterminada This content has been classified as Internal Governance Secretary, the Governance Secretary, under the supervision of the Chairman of the Board of Directors, shall be responsible for: I) manage the Company’s Corporate Governance area; II) assist in improving the Company's corporate governance, monitoring it so that it is aligned with the organizational culture, contributes to the generation of value and has an effective decision-making process; III) promote the fluid communication between the Company's decision-making bodies, interacting proactively with managers and leaders of decision-making forums, monitoring the implementation of deliberations and deliverables registered with the areas; IV) organizing the infrastructure of the meetings and the agenda of the subject to be discussed, based on requests made by Directors or officers submit them to the Chairman of the Board of Directors, or, your substitute to the person then responsible for calling meetings of the Board of Directors, observed the terms of this Regulation, for the later distribution; V) supporting the Chairman of the Board of Director, in calling meetings of the Board of Directors observing the approved meeting calendar and informing the directors – and eventual participants - of the place, date, time, agenda, and must, to this end, observe the requirements set out in Article 8 of this Regulation; VI) coordinating, among all responsible bodies or persons of the Company, so that requests are met, whether of material that underpin the decision-making process, information, and other inquiries made by members of the Company's Board of Directors regarding issues and matters under the Board of Directors' competence; VII) acting as secretary of the meetings, preparing and drawing up the corresponding minutes and other documents in the appropriate books, and collecting the signatures of all Directors who attended such meetings, besides registering the attendance of any guests; VIII) inform the Directors about the progress of matters placed under diligence, organize and control the pending lists, as well as keep the Directors informed about the decisions taken; IX) coordinating the filing of the minutes and decisions made by the Board of Projects & Processes Office Controlled document. When printed, It may be outdated. Please ensure this is the latest version published on the Intranet. Page. 7/14 Internal Regulation of the Board of Directors of the Corporation of Sendas Distribuidora S.A. Duration: Indeterminate Vigência: Indeterminada This content has been classified as Internal Directors with the appropriate competent bodies, as well as the publication thereof in the official press agencies and in a major newspaper, if applicable; X) suggesting to the Board of Directors the annual corporate calendar, which must necessarily define the dates of the regular meetings of the Board of Directors and also observe the provisions of Article 7, caput, of this Internal Regulation; XI) issuing certificates and statements, and attesting, to any third parties and for any due purposes, the authenticity of the decisions made by the Board of Directors; and XII) Supporting the Chairman of the Board of Director and other Directors in interacting with other governance bodies, seeking their alignment; XIII) ensure that the governance principles are complied with and materialized in corporate documents, policies, standards and documents supporting the decision-making process and alert to eventual non-compliance; and XIV) carrying out, whenever appropriate, all actions contained in all sections of this article 6 concerning all the advisory committees. CHAPTER III Meetings of the Board of Directors Article 7: The Board of Directors will meet, ordinarily, at least six (6) times a year, according to the approved annual calendar, to review the Company's financial results and other results and to review and monitor the annual investment plan, and extraordinarily at any time, whenever necessary. Sole Paragraph: The Chairman of the Board of Directors shall call the meetings of the Board of Directors by its own initiative or upon written request by any Director. Article 8: The meetings shall be convened as follows: a) within at least seven (7) days' notice from the date of each meeting to be held on first, and, if necessary, on second call; b) by electronic means or letter; c) by informing the agenda, date, time, and place of meeting; Projects & Processes Office Controlled document. When printed, It may be outdated. Please ensure this is the latest version published on the Intranet. Page. 8/14 Internal Regulation of the Board of Directors of the Corporation of Sendas Distribuidora S.A. Duration: Indeterminate Vigência: Indeterminada This content has been classified as Internal d) with copies of any proposal and all documents relevant to the discussion and decision on the matters contained in the agenda. Article 9: The quorum required for holding the meetings of the Board of Directors is the presence of at least half of its acting members on first call, and any number of directors on second call, being considered as present even those members represented in the form allowed by the Company's Bylaws. Sole Paragraph: The presence of all members of the Board of Directors, or the prior consent in writing of absent members, will allow for that a Board of Directors' meeting is held regardless of the call or other formalities provided for in Article 8 of this Internal Regulation. Article 10: The Board of Directors meetings shall be presided over by its Chairman and, in his/her absence, by the Deputy Chairman of the Board of Directors. Paragraph 1: The resolutions of the Board of Directors shall be taken by a favorable vote of the majority of its members. Paragraph 2: The Chairman or, in his absence, the Vice-Chairman of the Board of Directors, will have, in addition to his own vote, the casting vote, in the event of a tie in the vote due to a possible composition of an even number of members of the Board of Directors. Paragraph 3: The members of the Board of Directors may attend meetings of the Board of Directors by conference call, videoconference or any other means of electronic communication that permits the identification of every director and his/her simultaneous communication with all other persons attending the meeting. In this case the Directors should be considered to be present at the meeting and shall sign the corresponding minutes subsequently. Paragraph 4: The members of the Board of Directors must participate in at least 75% of the meetings held. Projects & Processes Office Controlled document. When printed, It may be outdated. Please ensure this is the latest version published on the Intranet. Page. 9/14 Internal Regulation of the Board of Directors of the Corporation of Sendas Distribuidora S.A. Duration: Indeterminate Vigência: Indeterminada This content has been classified as Internal Article 11: The Board of Directors may invite to attend its meetings, Committees' members, Officers, internal and external associates of the Company, and any other persons who hold relevant information, or in case the meeting agenda contains any subjects relevant to their area of expertise. Article 12: All Board of Directors' resolutions shall be recorded in the minutes drawn up in the corresponding meeting minutes book of the Board of Directors, and such minutes must be undersigned by all members who attended the corresponding meeting. Article 13: The Board member who wants more detailed information on a matter can request whether to review the relevant documents or to postpone the discussion thereon, regardless of the fact that the vote on such matter has already started or not, and the decision on such postponement shall be made by a majority of the members present. Sole Paragraph: The member who had requested to review the documents will be granted a period of at most the next meeting for reviewing them. CHAPTER IV Powers, Duties and Responsibilities Article 14: The Board of Directors has the powers established in the S.A. Law, in the applicable regulations, in the Company's Bylaw and in the internal policies and rules. Paragraph 1: The Board of Directors shall include, in the management proposal referring to the General Meeting for the election of management members, its statement contemplating: (i) the adherence of each candidate to the position of member of the Board of Directors to the Company’s Nomination Policy; and (ii) the reasons, in light of the provisions of the Novo Mercado Rules and Annex K of CVM Resolution No. 80, of march 29, 2022, if applicable, the statement referred to in Article 17 of the Novo Mercado Rules, in which each candidate is ranked as an independent director. Projects & Processes Office Controlled document. When printed, It may be outdated. Please ensure this is the latest version published on the Intranet. Page. 10/14 Internal Regulation of the Board of Directors of the Corporation of Sendas Distribuidora S.A. Duration: Indeterminate Vigência: Indeterminada This content has been classified as Internal Paragraph 2: Without prejudice the authority set forth in the caption of this article, the Board of Directors shall: I) approve a risk management policy and monitor the implementation thereof; II) approve and monitor the Corporation's internal control system; III) every year, (i) to carry out a self-assessment of its activities and identify possibilities to improve its performance; and (ii) the evaluation of the performance of the Company’s Board of Executive Officers; IV) promote, every two (2) years, a formal assessment and of the performance of the Board of Directors, the Committees and of each executive officer, director and members of the Company's Committees, on an individual basis; V) approve the attributions of the internal audit department; VI) receive, directly or through the Audit Committee, reports on the activities of the internal audit department; VII) assess, annually the sufficiency of the structure and budget of the internal audit department for the performance of its responsibilities; VIII) Provide opinions and direct the Company’s sustainability, diversity and culture strategy. Paragraph 3: in the performance of the duties provided for in Paragraph 2 hereinabove, in case the Board of Directors deems it necessary, it may seek the prior analysis and opinion of the Company's Committees, according to their corresponding areas of expertise. Article 15: The authority granted to the Board of Directors by the applicable laws and standards and by this Internal Regulation must be exercised in a collegial manner. Nevertheless, each member of the Board of Directors is responsible for: I) attending meetings of the Board of Directors duly prepared, after having examined the documents made available to him/her, and to take part actively and diligently therein; II) taking part in discussions and voting events, requesting to review the relevant documents in case he/she deems it necessary, during the discussion and before voting; Projects & Processes Office Controlled document. When printed, It may be outdated. Please ensure this is the latest version published on the Intranet. Page. 11/14 Internal Regulation of the Board of Directors of the Corporation of Sendas Distribuidora S.A. Duration: Indeterminate Vigência: Indeterminada This content has been classified as Internal III) submitting a written or oral statement of vote, or, if prefers, registers disagreement or qualification, when applicable; IV) forwarding to the Chairman and the Governance Secretary of the Board of Directors suggestions of subjects to be added to the agenda; V) reporting to the Investor Relations Officer any material act or fact that he/she may become aware of, so that such Officer disclose them to the market; VI) keeping the confidentiality of the information which he/she has privileged access to as a result of the position held by him/her, until such information is disclosed to the market, as well as ensuring that their subordinates and third parties related to him/her keep the same level of confidentiality; and VII) inform the members of the Board of Directors and the Governance Secretary, by the next scheduled meeting of the body, about significant changes in their activities or positions outside the Company that are or will be exercised, including, but not limited to, positions in committees or management bodies of other companies; and VIII) performing the legal and statutory duties compatible with the position of member of the Board of Directors. Article 16: The members of the Board of Directors and, as the case may be, the Governance Secretary, are forbidden to: I) use the Company's confidential information for their own benefit or for third parties' benefit; II) perform any act of liberality at the Company's expenses, subject to the provisions of Paragraph Four, Article 154 of S.A. Law; III) without the prior consent by the General Meeting or the Board of Directors, subject to the Company’s by-laws and related parties policy, to borrow or borrow funds or other resources from the Company and use goods belonging to the Company to their own benefit; IV) use for their own benefit or that of others, with or without prejudice to the Company and its subsidiaries or affiliates, any business opportunities they may become aware of due to the performance of their functions; Projects & Processes Office Controlled document. When printed, It may be outdated. Please ensure this is the latest version published on the Intranet. Page. 12/14 Internal Regulation of the Board of Directors of the Corporation of Sendas Distribuidora S.A. Duration: Indeterminate Vigência: Indeterminada This content has been classified as Internal V) receive any undue or disproportionate benefit by virtue of their position held; VI) acquire, to resale for profit, assets or rights they know to be necessary for the Company or that the Company intends to acquire; and VII) fail to perform their duties and fail to protect the interests of the Company, its subsidiaries and affiliates. CHAPTER V Conflicts of Interests Article 17: In case it is found any conflict of interests or a private interest of a member of the Board of Directors connected to a particular matter to be decided, such member of the Board of Directors himself has the duty to communicate the other Board members about such fact in a timely manner. Paragraph 1: In case any member of the Board of Directors who may have a potential private benefit or conflict of interests connected to any decision to be made, does not report his/her own potential benefit or conflict of interests, any other member of the Board of Directors who is aware of such situation could report such fact. In case such member of the Board fails to report voluntarily such material fact, that behavior will be deemed as a breach of this Internal Regulation, if such private benefit or conflict of interests are eventually confirmed. Paragraph 2: Once such conflict of interests or private benefit is eventually confirmed, the person involved will not take part in the corresponding discussions and deliberations any longer, and he/she must leave the meeting until the discussions on such subject are finished. Paragraph 3: Such conflict of interests or private benefit that may be reported by any member of the Board, as set forth in Article 18, caput, or Paragraph 1, as applicable, and the consequent application of the provisions of Paragraph 2 above shall be recorded in the meeting minutes. Paragraph 4: The authority of the Board of Directors on the subject of conflict of interests does not exclude the authority of the General Meeting as set forth by the law. Projects & Processes Office Controlled document. When printed, It may be outdated. Please ensure this is the latest version published on the Intranet. Page. 13/14 Internal Regulation of the Board of Directors of the Corporation of Sendas Distribuidora S.A. Duration: Indeterminate Vigência: Indeterminada This content has been classified as Internal CHAPTER VI General Provisions Article 18: Any issues that might be omitted herein shall be settled in meetings of the Board of Directors, pursuant to the applicable law and the Company's Bylaws, and the Board of Directors, acting as a collegial body, will be responsible for resolving any doubts that may arise. Article 19: In the event of a conflict between the provisions of these Regulation and the Company’s Bylaw, the provisions of the Bylaw shall prevail, and in the event of a conflict between the provisions of these Regulation and the in force legislation, the provisions of the in force legislation shall prevail. Article 20: This Internal Regulation may be amended at any time upon decision of members of the Board of Directors taken in the form of the Company’s Bylaw. Article 21: All members of the Company's Board of Directors are subject to the provisions set forth in the Moral Code of Conduct of the Company. Article 22: The present Internal Regulation was approved by the Board of Directors on August 7, 2025, and shall remain effective for an indefinite period of time, and must be disclosed in the manner provided for in applicable legislation and/or regulations. ***** Projects & Processes Office Controlled document. When printed, It may be outdated. Please ensure this is the latest version published on the Intranet. Page. 14/14 Internal Regulation of the Board of Directors of the Corporation of Sendas Distribuidora S.A. Duration: Indeterminate Vigência: Indeterminada This content has been classified as Internal

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2025

Sendas Distribuidora S.A.

By: /s/ Aymar Giglio Junior

Name: Aymar Giglio Junior

Title: Vice President of Finance

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.